

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2022

Adam Craig, M.D., Ph.D.
Chief Executive Officer
CTI BioPharma Corp.
3101 Western Avenue, Suite 800
Seattle, WA 98121

> **Re:  CTI BioPharma Corp.**
> **Registration Statement on Form S-3**
> **Filed August 17, 2022**
> **File No. 333-266926**

Dear Dr. Craig:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Branden C. Berns